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Exhibit 21.1

        HOUGHTON MIFFLIN COMPANY

LIST OF SUBSIDIARIES

        Houghton Mifflin directly or indirectly owns all of its subsidiaries, including those significant subsidiaries on the list below. The consolidated financial statements include all of Houghton Mifflin's subsidiaries.

  1.
  The Riverside Publishing Company, a Delaware corporation.

  2.
  Promissor, Inc., a Delaware corporation.

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  Exhibit 21.1